

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Mr. Limin Li
Chief Executive Officer
VisionChina Media Inc.
1/F Block No. 7 Champs Elysees
Nongyuan Road, Futian District
Shenzhen 518040
People's Republic of China

     Re: **VisionChina Media Inc.**
               Form 20-F for the fiscal year ended December 31, 2009
               Filed June 23, 2010
               File No. 001-33821

Dear Mr. Li:

We have reviewed your filing and have the following comments. Unless otherwise indicated, please amend your filing to include the requested information.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Conventions That Apply to this Annual Report on Form 20-F, page 3

1. We note your defined term of "local operating partners." Please amend your disclosure at each point you reference such local operating partners to name the local operating partner, state whether each entity is a local television station with which you established your direct investment entity, naming the direct investment entity. Alternatively, if the local operating partner is a mobile digital television operating company, with which you entered into an exclusive agency agreement or from which you buy advertising time, please state the same and name that local operating company.

Risks Related to Our Company and Our Industry, page 6

We have incurred net losses in the past and may incur losses in the future, page 7

2. Describe the escalation clauses referenced here in your disclosure regarding your media costs.

If we are required to impair our goodwill or other amortizable intangible assets…, page 7

3. We note your reference to your carrying value may not be recoverable. Explain the consequence on your financial condition and results of operations if the carrying value is not recoverable. Additionally, please explain in more detail, with specificity in degrees of certainty or probability, what you mean by the statement that the carrying value "may not be recoverable."

If PRC regulators order one or more of our local operating partners to stop…, page 8

4. In a separate risk factor, with a heading stating your local mobile digital television operating partners' incomplete application regarding full compliance with PRC regulation, name the local operating partners, the city of operations of each and the percentage of revenues they comprise individually and on an aggregate basis, fully describing how your financial condition and results or operations may be affected by the facts stated herein.

5. State at what point in the process your local operating partners stand with respect to the applications being completed and what steps remain. Include the dates of all actions and anticipated milestone dates to and including the completion of the process.

We may be subject to, and may expend significant resources in defending against…, page 8

6. In a separate risk factor, with a heading stating your local mobile digital television operating partners' incomplete application and refusal to register, respectively, regarding full compliance with PRC regulation, name the local operating partners, the city of operations of each and the percentage of revenues they comprise individually and on an aggregate basis, fully describing how your financial condition and results or operations may be affected by the facts stated herein.

7. State at what point in the process those partners stand with respect to the applications being completed and what steps remain. Include the dates of all actions and anticipated milestone dates to and including the completion of the process.

8. With respect to your local operating partners in Guangzhou, Nanjing and Wuxi, describe their relationship to your business, including the nexus to any direct investment entities, the direct equity interests held by you and by each local operating partner and your actions in requesting these partners to register their business and any direct investment entities of yours or those in which you may share ownership. State whether or not you have agreements in place that allow you to include your own general managers overseeing day-to-day operations in any of these entities, and any other way in which you have secured agreement with these partners over any effective control you may have. Detail any other material business disputes you have had to date with these entities, including the dates of actions and resolutions of same.

If SARFT determines that the regulations on radio and television advertising…, page 10

9. Please state whether there have been any SARFT actions or statements to the effect of determining that the regulation referenced herein is applicable to the mobile digital televisions industry or promulgation of new rules that are similar to this regulation to regulate or restrict the advertising time of mobile digital television networks.

Our failure to maintain relationships with local television stations…, page 10

10. Explain how you maintain these relationships with each entity referenced, including, but not limited to local operating partners, local television stations, local mobile digital television companies, local governments, and mass transportation services through which you obtain programming, broadcasting and space for your mobile digital television advertising networks.

11. State whether or not any of your local operating partners have suggested or actually unilaterally terminated any of your agreements with them before the expiration of the agreements. Explain the agreements you have in place, including all financial legal or other incentives that align the interests of your local operating partners with you and your interests.

We do not completely control the operations of our direct investment entities, page 10

12. State how many direct investment agreements provide that you have the right to nominate the general manager of the direct investment entity, who will be in charge of the day-to-day operations of the direct investment entity and in how many direct investment entities you do not have such right, further attribute the percentage of revenue to each.

13. State in what ways your interests and the interests of your local operating partners may be different and whether any material disputes have arisen between you and your partners, and how you have managed those disputes.

14. We note your statement that your local operating partners, the local television stations, control the broadcasting and are responsible for compliance matters. Further, we note through disclosure here and in other locations in this filing that your failure to comply with PRC regulations could result in your business operations harmed and your financial condition and results of operations materially and adversely affected. Please state whether the advertising sales function is separate and distinct from the government compliance program of the local operating partners. You should address challenges with and conflicts between attracting sales from an industry through which you and your local operating partners generate substantially all of your revenues and ensuring compliance with strict government regulation of truth and accuracy, among other matters.

Our failure or our local operating partners' failure to maintain existing relationships…, page 11

15. Discuss how you and your local operating partners maintain these existing relationships and how you develop new relationships and any attendant risks to your operations.

A significant portion of the mobile digital television networks of our direct…, page 11

16. Please revise this risk factor to state definitively that your direct investment entities and local operating partners will, not may, be required to spend significant capital and other resources, including on new equipment, to convert their digital television broadcasting infrastructure to the National Standard. We note that under some of your exclusive advertising agency agreements, you are responsible for a portion of such expenditures. Please state the formulas and apply them to disclose the amount of the significant capital and other resources.

17. Provide a timetable for the conversion of your remaining direct investment entities and the digital television broadcasting infrastructure of your local operating partners in the remaining 10 cities. Please include all names of direct investment entities, local operating partners, cities, and include attendant percentage of your revenue.

18. State the manner of disruptions you anticipate and how it will affect your business, financial condition and results of operations, including any measures you plan to limit disruptions.

In certain cities, we may be required to obtain approvals in order to continue…, page 11

19. State the percentage of your revenue that would be affected if you are required to eliminate non-advertising content from this programming referenced here.

The process of developing a relationship with a local television station…, page 12

    20. Expand this discussion to describe the process of developing these relationships, the amount of substantial resources and how you may or may not recognize the anticipated benefits.

We depend substantially on the continuing efforts of our executive officers…, page 16

    21. We note your reference to your employment agreement with each of your executive officers. Please expand this disclosure to describe the ways, in addition to confidentiality and non-compete provisions, these agreements commit the executives to operate in your best interest and align the interests of the executive officers with your interests. You should include any other ways or ancillary agreements in which this is achieved.

Acquisition of other companies or assets of other companies is a part of our growth…, page 18

    22. Revise this heading to identify your exposure to contingent acquisition consideration and results on your operations and financial condition.

    23. Here, and in Management's Discussion and Analysis, map out in detail the formulas and commitments which you are required to pay additional consideration if the acquired business meets specified performance targets in future years. Detail all targets and years in your formulas past, present and future; and your historical performance and payment to the relevant parties with respect to same. Additionally, please revise your MD&A to discuss any trends related to your contingent acquisition consideration and related impact on your liquidity, capital resources and overall financial condition. We note your disclosure on "Investing Activities" on page 70.

    24. Describe here, or in a separate risk factor, the risks to which you consider yourself exposed that may make you desire to replace the current shareholders of Beijing Eastlong Advertising Co., Ltd. or Beijing Eastlong Advertising, the consolidated affiliated entity of Digital Media Group, with employees of yours. Please detail conflicts you may have had with these shareholders or any other detriment to you or the acquired business you perceive to materially affect your business operations and financial condition.

    25. State the amount of total consideration of your acquisitions of Digital Media Group, the amount of cash and the amount of shares to be paid; including the dates of the first and second anniversaries of the acquisition. We note your disclosure on page 70.

We may become a passive foreign investment company, or PFIC…, page 20

    26. Please revise this risk factor to include the rates that would apply in the event you may become a PFIC.

Risks Related to Our Corporate Structure, page 21

If the PRC government determines that the agreements establishing the structure…, page 21

27. Please state whether CDTC is a WOFE and describe the stated business purpose on its certificate, and any other relevant disclosure, including but not limited to regulatory, regarding the legal status.

28. Describe any current restrictions or prohibitions on your use of the proceeds from your initial public offering in December 2007 and public offering in August 2008, described herein.

We rely on contractual arrangements with our consolidated affiliated entities in China…, page 22

29. Please break out as a separate risk factor with its own heading, disclosure regarding the risk of non-performance of the contractual arrangements. Further, please disclose which key contracts and provisions are subject to arbitration, which are not and the potential difference in resolution as between PRC arbitration and the PRC courts. Please cite contractual jurisdictional references as well.

30. Revise this disclosure to state which agreements govern the ability of your consolidated entities to encumber all or part of their assets with liens.

The shareholders of our consolidated entities may have potential conflicts of interest…, page 23

31. State all the holdings the shareholders of your consolidated entities hold of your common shares. Describe how all interests referenced have diverged and may diverge from yours.

32. Describe how the existing contractual arrangements with all of the shareholders of your consolidated entities and Beijing Eastlong Adverting effectively control the relevant consolidated entities and receive economic benefits from it and how various agreements align your interests with those of these shareholders, referenced herein.

We rely principally on dividends and other distributions on equity…, page 24

33. We note your disclosure on page 24 that PRC law requires that any dividends paid by your wholly foreign owned enterprise come from its accumulated profits, if any, after each company has made allowances to fund statutory reserves. Please clarify the impact this restriction has on the availability to you of CDTC's funds. Your disclosure should also address the following issues:

- Indicate whether CDTC has historically paid dividends to you from its accumulated profits and provide management's assessment of CDTC's ability to pay dividends to you in the future.

- Indicate what portion of CDTC's revenues, if any, you anticipate being able to use for the expansion of your business, as discussed in prior risk factors.

This disclosure should be reflected here, in your risk factors, as well as in your discussion of liquidity and capital resources. To the extent it has not complied with these requirements; please quantify any fines or penalties the company may be subject to as a result of such non-compliance**.**

You may experience difficulties effecting service of legal process…, page 25

34. To ensure complete information for effecting service of legal process, please include the full names, as stated on individual passports, of all parties referenced in this risk factor including, but not limited to directors, executive officers, promoters and control persons.

PRC regulations relating to offshore investment activities by PRC residents…, page 26

35. Name your PRC citizen employees who have been granted share options, or PRC optionees, and whether these employees are compliant with these regulations to register.

We may be deemed a PRC resident enterprise under the EIT Law and subject…, page 29

36. We note that you describe yourself as "the largest out-of-home advertising network…on mass transportation systems in China…" on page 34. You also discuss how Limin Li, your co-founder, chairman, chief executive officer, largest shareholder and 70% owner of the operating affiliate through which you receive substantially all of your revenue is located in China and a PRC resident. Please tell us why you believe you will not be considered a resident enterprise under PRC law. Further, disclose the likelihood of being determined a resident enterprise. We also note your statement that it is unclear whether PRC tax authorities would require or permit you to be treated as a PRC resident enterprise. Tell us what ambiguities you are relying upon. Also, tell us if you have sought an opinion from PRC counsel about whether you would be considered a PRC resident enterprise. Additionally, even if you are considered to be such an enterprise, tell us why dividends paid to you from the PRC entities may qualify as tax-exempt income.

Item 4. Information on the Company, page 33

General

37. We note that substantially all of your operations are conducted in China through contractual arrangements. Please revise your disclosure to indicate the percentage of revenues derived from VisionChina Media Group. Please also revise your disclosure to highlight the fact that you do not have any equity interests in the operating entities in China and further explain how your business relationship operates between you, the holding company, your PRC subsidiary and the shareholders of your operating affiliates.

38. Discuss the "financing activities" from which cash is provided that primarily fund your capital expenditures, as referenced on page 34. As related, please discuss resulting dilution to your shareholders or encumbrance of revenues through contingent obligations.

39. Discuss the expected useful life remaining on your digital television monitors. Please include discussion about timelines for future capital expenditures related to your digital television infrastructure (e.g. planned replacement timelines, expected capital expenditure, technological obsolescence before end of useful life etc.).

40. Discuss any known plans for expansion of public transportation systems in your target markets. Specifically, please discuss rail or subway projects underway in your market cities.

41. We note on pages 17, 19 and 25 of the Risk Factors section that you discuss challenges to protecting your intellectual property and its significance to your business. Discuss your intellectual property in Item 4.B Business Overview (e.g. what intellectual property you hold, its significance to your business etc.).

Our Advertising Network, page 36

Our Exclusive Agency Cities, page 38

42. We note your statement that you completed your acquisition of Digital Media in 2010. We further note reference to the Digital Media acquisition in the risk factor referring to contingent acquisition consideration with respect to acquisitions, including but not limited to further payment required on anniversary dates for Digital Media. Please disclose any continuing payment obligations, including dates, or which payments are due, and all applicable formulas and projections used in calculating payments you have for the acquisition of Digital Media.

43. We note your reference to the possibility of your failure to perform the obligation to install digital television displays in new buses pursuant to the terms of the agreement between your local operating partner and the bus company in Beijing. You state if you fail to perform this obligation or if you fail to timely pay the network rental fee, your local operating partner in Beijing may unilaterally terminate the exclusive agency agreement and have title to all of the digital television displays you installed. Please disclose any of your historical defaults and attendant consequences.

44. We note your statement that the price you charge for the advertising time on your local operating partner's mobile digital television network in Shenzhen must comply with your local operating partner's pricing system and that the "local partner may request the court in Shenzhen to terminate this contract as a remedy if the parties fail to reach an agreement with respect to any disputes that arise regarding [y]our pricing." Expand this disclosure to detail your disputes and attendant consequences to date.

Organizational Structure, page 51

45. Include an organizational structure chart that is legible in the required submission format and font size. Please disclose the shortened versions of all of the companies' names in your organizational chart and indicate relevant percentage share ownership so that chart serves as a more meaningful reference for the narrative disclosure. In future filings include the same legible organizational structure chart. Your current chart is not legible.

Item 5. Operating and Financial Review and Prospects, page 51

Allowance for doubtful accounts, page 64

46. We note your discussion of the 200% increase in allowances for doubtful debt in 2009 as compared to 2008. Revise your disclosure to include discussion about doubtful debt as a trend and its impact on your liquidity and capital recourses.

Cost of Revenues, page 66

47. You state that you experienced an increase in media cost primarily due to a large increase in the amount of network rental fees paid to your exclusive agency partner companies to secure advertising time. Discuss the underlying reason why there was an increase in the amount of network rental fees and whether this is a trend (e.g. a change in how fees are calculated, a change in economic forces including supply and demand, a change in contractual bargaining power etc.).

Operating Profit, page 66

48. You state that operating profit decreased from $42.4 million in 2008 to $27.1 million in 2009. Discuss the impact of this over $15.0 million decrease in operating profit in relation to your continued liquidity, planned expansion or other capital expenditures.

Liquidity and Capital Resources, page 69

49. Please tell us what consideration you have given to including a risk factor as to possible dilution or encumbrance of future revenues resulting from your financing activities, which to date have financed your liquidity, in lieu of cash flows from operations.

F. Tabular Disclosure of Contractual Obligations, page 72

50. We note that in the last line on page 39 you state that your local Beijing operating partner may unilaterally terminate your exclusive agency agreement and retain title to all of the digital television displays that you installed. Include footnotes to describe pertinent data to the extent necessary for an understanding of the timing and amount of your specified contractual obligations.

Organizational and Principal Activities, page F-8

51. Identify the two individuals with whom the Company, through CDTC, has entered into certain agreements, including a loan agreement for the paid-in capital of VisionChina Media Group, an option agreement to acquire the shareholding in VisionChina Media Group when permitted by the PRC laws, and a share pledge agreement for the shares in VisionChina Media Group held by the co-founders. Further, disclose whether or not the share pledge agreement has been approved by and registered with the relevant government authorities, identifying the relevant PRC regulation and authorities, including but not limited to the local SAIC. We note that the PRC Property Rights Law became effective on October 1, 2007. Such disclosure should be reflected in this section as well as in your Business and Regulations sections. Further, tell us what consideration you have given to including a risk factor on the same.

Note 2. Summary of Significant Accounting Policies, page F-11

(v) Government grants, page F-16

52. In part (v) you state that the company received two grants from the PRC government related to its business activities. Discuss the receipt of these grants and the possibility of receiving future grants in Item 5. Specifically, discuss how you were selected for these grants including criteria, application process and initiative you took to apply for these grants.

Item 15. Controls and Procedures, page 97

53. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

- In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to

address financial reporting risks that are relevant to all locations where you have
operations.

- If you have an internal audit function, please describe it and explain how, if at all, that
function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

- If you maintain your books and records in accordance with U.S. GAAP, describe the
controls you maintain to ensure that the activities you conduct and the transactions you
consummate are recorded in accordance with U.S. GAAP.
- If you do not maintain your books and records in accordance with U.S. GAAP, tell us
what basis of accounting you use and describe the process you go through to convert your
books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain
to ensure that you have made all necessary and appropriate adjustments in your
conversions and disclosures.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily
responsible for preparing and supervising the preparation of your financial statements and
evaluating the effectiveness of your internal control over financial reporting and their
knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name,
but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the
effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified
Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or
auditing financial statements prepared in accordance with U.S. GAAP and evaluating
effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial
statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your
internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection
with the preparation of your financial statements and in connection with the evaluation

of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

2. Summary of Significant Accounting Policies

(v) Government grants, page F-16

54. Tell us your rationale under the accounting literature for recording your 2008 IPO subsidy from the government as non-operating income and your 2009 payment from local government for expansion of local business as operating profit. Please expand your disclosure in future filings.

3. Acquisitions, page F-19

55. In light of the materiality of contingent consideration related to acquisitions, please tell us and expand in future filings to include a detailed discussion of all contingent consideration arrangements currently in effect, including the methodology to be used to determine the amount and timing of future payments and the amounts paid during the periods presented under each agreement.

15. Income Taxes, page F-29

56. We note your disclosure on page F-32 about the uncertainty that exists regarding how the PRC's current income tax law applies to your overall operations. Please tell us and expand your disclosure in future filings about the nature of the uncertainties regarding your tax position and the basis for your belief that legal entities organized outside of the PRC should not be treated as residents for purposes of the new EIT Law. Please quantify the impact on your results of operations if your belief is not correct.

57. We note your disclosure that you have not recorded a deferred tax liability attributable to the undistributed earnings of its financial interests in VIE affiliates because you believe such earnings can be distributed in a manner that would not be subject to tax.   Please tell

us and disclose in future filings how you plan to achieve this result and your basis under PRC law.

58. Tell us if you have provided the taxes disclosed on page 29. If you have not provided these taxes, please tell us and disclose in future filings your rationale for not making the provision.

17. Commitments and Contingencies

(d) Other, page F-34

59. We note your disclosure here and on page 8 that SARFT has officially issued a notice to require some of your local operating partners and direct equity investment entities to complete the adoption of the National Standard by June 30, 2010 and that as of April 1, 2010, the mobile digital television network of your direct equity investment entities and the digital television broadcasting infrastructure of your local operating partners in eleven cities have been converted to the National Standard, but those in another ten cities have not yet completed the conversion and do not meet the requirements of the National Standard. Please tell us and disclose in future filings the cost to meet the National Standard. In light of your statement that your direct equity investment entities and local operating partners may be required to spend significant capital and other resources to convert their digital television broadcasting infrastructure to the National Standard and that under some of your exclusive advertising agency agreements, you may be responsible for a portion of such expenditures, tell us why management cannot accurately estimate the amount and timing of capital expenditures required for these local operating partners and the Group to comply with the National Standard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact or Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Sent via facsimile to 86 755 8298 1111
    Mr. Stanley Wang
    Chief Financial Officer